September 2, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Rufus Decker

Accounting Branch Chief

Re: Madeco S.A.

Form 20-F for the Year Ended December 31, 2004

File No.1-11870

Dear Mr. Decker:

On behalf of Madeco S.A. (the "Company"), set forth below are responses to the comment letter dated August 8, 2005 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission") related to the Company's Form 20-F for the year ended December 31, 2004 (the "Form 20-F"). As requested, this letter is being filed on EDGAR. Additionally, five copies of this letter are being delivered to you.

All references in the Company's response to pages and captioned sections are to the Form 20-F as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F.

For convenience, the Company has included the SEC staff's comments in italics below followed by the Company's response.

Form 20-F for the Year ended December 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings.

Where a comment requests additional disclosure, the Company has included the disclosure it would have included in its Form 20-F for year 2004 in this response letter.

Item 3.A. - Key Information - Selected Financial Data

2. Please revise your table to include the U.S. GAAP earnings per share information as well as any other items required to be presented in selected financial data under Chilean GAAP if different on a U.S. GAAP basis. See the minutes to the AICPA International Practices Task Force July 15, 2003 meeting, specifically Agenda Item 12

Response:

The Company has revised the selected financial data table to include the information requested. In future filings, the Company will disclose the requested additional information, which has been prepared in accordance with U.S. GAAP and presented in millions of constant Chilean pesos as of December 31, 2004. If the additional information would have been presented in the Company's 20-F report for the year 2004, it would have been as follows:

	2000	2001	2002	2003	2004
Income Statement Data (U.S. GAAP)
Net sales	Ch$345,321	Ch$366,968	Ch$261,110	Ch$243,608	Ch$324,035
Operating income (loss)	11,330	(23,686)	(24,189)	(3,501)	21,471
Non-operating income and expenses	(30,469)	(15,732)	(17,109)	(17,218)	(8,662)
Income taxes	(2,485)	(5,942)	2,819	(591)	(2,532)
Net (loss) Income	(28,100)	(58,553)	(45,180)	(20,152)	9,579

Per share (US GAAP)
Number of shares	386,000,000	386,000,000	405,511,028	4,120,088,408	4,441,192,887
Results per share	(70.98)	(145.85)	(115.66)	(7.05)	2.27

Balance Sheet Data (U.S. GAAP)
Total current assets	191,617	159,635	113,232	142,110	146,253
Property, plant and equipment , net	227,595	218,459	198,546	157,970	143,793
Total Assets	493,863	445,012	378,625	347,944	331,531
Total current liabilities	209,509	187,773	108,403	76,410	63,465
Long-term liabilities	100,305	115,322	167,822	127,249	114,213
Total Liabilities	309,814	303,095	276,225	203,659	177,678
Interest Bearing debt	225,556	237,122	231,781	165,321	133,756
Minority interest	14,440	16,261	13,854	10,188	9,936
Total shareholders' equity	169,609	125,656	88,546	134,097	143,918

Liquidity and Capital Resources

Contractual Obligations and Commercial Commitments

3. Please revise your table of contractual cash obligations to clarify whether you have included estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these interest payments should be included in the table. Please also disclose any assumptions you made to derive estimated interest payments. If you chose to provide a textual discussion, the discussion should quantify the interest payments using the same time frames as the table Refer to footnote 46 to Release 33-8350.

Response:

The Company has revised the table to include the information requested. In future filings, the Company will disclose the requested additional information. If the additional information would have been presented in the Company's 20-F report for the year 2004, it would have been as follows:

Contractual Obligations Due by Period (in Ch$ million)
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years
Short-Term and Long-Term Debt	143,899	51,033	31,218	36,059	25,589
Capital Lease Obligations	6,846	906	1,399	974	3,567
Operating Leases	364	154	210	-	-
Other Long-Term Obligations	2,852	1,829	1,023	-	-
Scheduled interest payment obligations (*)	16,500	4,836	6,639	3,916	1,109
Severance Indemnities	4,997	2,483	967	103	1,444
Total Contractual Obligations	158,958	56,405	34,817	37,136	30,600

(*) Scheduled interest payments obligations related to long-term obligations were calculated using stated coupon rates for fixed debt and interest rates applicable at December 31, 2004, for variable rate debt.

Critical Accounting Policies

4. Your reference to your significant accounting policies in your historical financial statements does not provide the level of detail required by SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098, all of which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section should focus on those estimates that are critical to your consolidated financial statements. The discussion should include a discussion of the material assumptions you made in arriving at the critical estimate and advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:
    Types of assumptions underlying the most significant and subjective estimates;
    Sensitivity of those estimates to deviations of actual results from management's assumptions; and
    Circumstances that have resulted in revised assumptions in the past.

Response:

The Company's disclosure of Critical Accounting Policies in its future Form 20-Fs will be revised in accordance with the Commission's comment. If the requested disclosure would have been presented in the Company's 20-F report for the year 2004, it would have been as follows:

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in conformity with Chilean GAAP and the guidelines issued by the Chilean Superintendency of Securities and Insurance. The notes to the Consolidated Financial Statements contain a summary of the accounting policies that are significant to the Company, as well as a description of the significant differences between these policies and U.S. GAAP. The notes include additional disclosures required under U.S. GAAP, a reconciliation between shareholders' equity and net income to the corresponding amounts that would be reported in accordance with U.S. GAAP and a discussion of recently issued accounting pronouncements.

Both Chilean and U.S. GAAP require management to make certain estimates and assumptions, as some of the amounts reported in the financial statements are related to matters that are inherently uncertain. The Company believes that the following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect the Company's financial condition and results of operations. The most critical judgments that have a significant impact on the Company's financial statements include: estimates with respect to the extent to which allowances are required for doubtful accounts receivable and inventory obsolescence, estimates involved in impairment testing for property, plant and equipment and goodwill, and the determination as to whether valuation allowances are required against deferred income tax balances.

Allowance for inventory obsolescence

Inventories of finished products, work in progress and by-products are valued at production cost including direct and indirect manufacturing costs plus price-level restatement. Inventories of goods for resale, raw materials, other materials and materials in transit are valued at price-level restated cost. The Company regularly reviews inventory quantities on hand and records an allowance for obsolescence based upon inventory turnover, aging, specific physical conditions by type of inventory and current and future expectations related to estimated forecast of product demand and production requirements. To the extent necessary, the Company establishes provisions for obsolescence based on a comparison of the carrying value to the net realizable value of finished goods and work-in-process, using expected selling prices, as evidenced by sales subsequent to the balance sheet date, customer contracts, and calculations of the cost to complete or dispose of the merchandise. The Company believes that this accounting estimate is critical because estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. In the future, if inventory is determined to be overvalued, the Company would be required to recognize such costs in cost of goods sold at the time of such determination. Likewise, if inventory is determined to be undervalued, the Company may have over-reported costs of goods sold in previous periods and would be required to recognize such additional operating income at the time of sale. Therefore, although the Company periodically reviews the accuracy of its forecasts of future product demand, any significant unanticipated changes in demand or technological developments could have a significant impact on the realizable value of its inventory and reported operating results. During the years ended December 31, 2003 and 2004 the Company sold certain products that were previously subject to the obsolescence provision, due to an increase in demand of certain products of the wire and cable segment and improvements in the inventory administration, which resulted in a lower cost of sales in the amount of ThCh$ 830,395 and ThCh$ 1,182,794 during the years ended December 31, 2003 and 2004, respectively. Inventory values do not exceed their estimated net realizable value.

Property, Plant and Equipment

The Company estimates the useful lives of property and equipment in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The estimated useful lives are based on the historical experience with similar assets as well as taking into account anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, the useful lives assigned to these assets may need to be accelerated, resulting in the recognition of increased depreciation and amortization expense in future periods.

The Company evaluates the recoverability of its long-lived assets (other than intangibles and deferred tax assets) in accordance with Technical Bulletin No. 33 "Accounting Treatment of Property, Plant and Equipment", issued by the Chilean Association of Accountants, and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets,". Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The rules require recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. While the carrying values of property, plant and equipment may differ under Chilean GAAP and US GAAP, the impairment testing methodology is similar. During the years ended December 31, 2003 and 2004, the Company recorded charges for impairment related to its property, plant and equipment, including those assets which are temporarily inactive and underutilized production facilities, amounting to ThCh$2,848,484 and ThCh$849,861, respectively.

The Company believes that the accounting estimate related to asset impairment is critical because it is highly susceptible to change from period to period and because it requires management to make assumptions about future sales and cost of sales over the estimated life of property, plant and equipment and to estimate the net realizable value of inactive assets classified as held for sale.

Goodwill

The Company has significant intangible assets related to goodwill. Under Chilean GAAP, goodwill should be reviewed for impairment when events or circumstances, such as recurring losses for two or more periods, indicate a possible inability to realize the carrying amount of the asset. Under US GAAP, goodwill must be allocated to reporting units and tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. While the carrying values of goodwill may differ under Chilean GAAP and US GAAP, the impairment testing methodology is similar. In general, the impairment testing is performed at the reporting-unit level (which is generally one level below the major business segments of a company). The first part of the test is a comparison, at the reporting unit level, of the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value is less than the carrying value, then the second part of the test is required to measure the amount of potential goodwill impairment. The implied fair value of the reporting unit goodwill is calculated and compared to the carrying amount of goodwill recorded in the Company's financial records. If the carrying value of reporting unit goodwill exceeds the implied fair value of that goodwill, then the Company would recognize an impairment loss in the amount of the difference, which would be recorded as a charge against net income.

The fair values of the reporting units are estimated using discounted cash flow models based on each reporting unit's internal forecasts. The Company develops internal forecasts annually based on recent sales data for existing products, existing sales commitments and operational projections at each segment level.

The Company believes that the accounting estimate related to goodwill impairment is critical because the impairment analysis requires management to make subjective judgments concerning estimates of how the assets will perform in the future. Additionally, estimated cash flows may extend beyond five years and, by their nature, are difficult to determine. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behavior and attrition, changes in revenue growth trends, inflation, cost structures and technology, changes in interest rates, foreign exchange rates and specific industry or market sector conditions. If the Company's future performance differed adversely from management's best estimate of key economic assumptions and the Company's associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges with respect to goodwill. The Company recognizes impairment as soon as it is necessary.

Deferred Income Tax Valuation Allowance

The Company records a valuation allowance to reduce deferred tax assets to the amount that it believes is more likely than not to be realized. The valuation of the deferred tax asset is dependent on, amongst other things, the ability of the Company to generate a sufficient level of future taxable income.

The Company believes that the accounting estimate related to valuation allowances against deferred tax assets is critical because the analysis requires management to make subjective judgments concerning estimates and timing of future taxable income, considering both positive and negative evidence including historical results of operations, losses realized in recent periods, and the implementation of prudent and feasible tax planning strategies. The Company has reviewed and will continue to review its assumptions and tax planning strategies and, if the amount of the estimated realizable net deferred tax asset is less than the amount currently on the balance sheet, the Company would reduce its deferred tax asset, recognizing a non-cash charge against reported earnings.

Derivative Instruments

The Company uses derivatives in the normal course of business to manage its exposure to fluctuations in foreign currency denominated assets and liabilities. As a policy, the Company does not enter into such contracts for trading purposes or for the purpose of speculation. The Company accounts for derivatives on the consolidated financial statements at fair value in accordance with Technical Bulletin No. 57 "Accounting for Derivatives" of the Chilean Association of Accountants and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, incorporating FASB Statements No. 137, 138 and 149". Fair values are based on quoted market prices or, if not available, on internally developed pricing models based on independently obtained market information. The Company believes that the accounting estimate related to the fair value of derivatives is critical because market information is sometimes limited or, in some instances, unavailable. In such circumstances management applies its professional judgment. Notwithstanding the level of subjectivity inherent in determining fair value, the Company believes its estimates of fair value are adequate. The use of different models or assumptions could lead to changes in the Company's reported results.

Price-level restatement

Chilean GAAP requires that financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The Company's audited consolidated financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean peso during each year. All non-monetary assets and liabilities and all equity and income statement accounts have been restated to reflect the changes in the Consumer Price Index from the date they were acquired or incurred to year-end.

For comparative purposes, the historical December 31, 2002 and 2003 Consolidated Financial Statements and their accompanying notes have been presented in constant Chilean pesos as of December 31, 2004. As described in Note 2 b) to the Consolidated Financial Statements, certain balances of previous years' financial statements have been reclassified to conform with the present year presentation.

The price-level adjusted Consolidated Financial Statements do not purport to represent appraised values, replacement cost, or any other current value of assets at which transactions would take place currently and are only intended to restate all non-monetary consolidated financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation. Readers of the financial statements may not be familiar with price-level restatement and may also want to read the discussion of price-level restatement described in Note 2 b) to the Consolidated Financial Statements.

Item 15

5. You indicate that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in timely alerting them to material information required to be included in your SEC reports. Please revise your disclosure to state your conclusion while providing the complete definition of disclosure controls and procedures, or alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please note that disclosure controls and procedure are no longer defined in Exchange Act Rules 13a-14(c)and l5d-14(c).

Response:

The Company confirms that its evaluation of its disclosure controls and procedures conducted in connection with its 2004 Form 20-F was conducted using the complete definition of controls and procedures stated in Exchange Act Rules 13(a)-15(e) and 15(d)-15(e). The Company's disclosure in Item 15(a) in its future Form 20-Fs will be revised in accordance with the Commission's comment. If the requested disclosure would have been presented in the Company's 20-F report for the year 2004, it would have been as follows:

(a) Disclosure Controls and Procedures. The Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") have evaluated the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act rules 13a−15(e) and 15d−15(e)). These controls and procedures were designed to ensure that information required to be disclosed by the Company in its Form 20-F is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Based on such evaluation, the Company's CEO and CFO concluded that as of December 31, 2004, the Company's disclosure controls and procedures were effective.

6. Please also note that Item 15(d) of Form 20-F requires disclosure of any change in your internal control over financial reporting that occurred during the period covered by the annual report, rather than subsequent to the date of the evaluation.

Response:

The Company's disclosure in Item 15(a) in its future Form 20-Fs will be revised in accordance with the Commission's comment. If the requested disclosure would have been presented in the Company's 20-F report for the year 2004, it would have been as follows:

(d) Changes in Internal Control Over Financial Reporting. There were no changes in the Company's internal control over financial reporting during 2004 which materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Financial Statements

Note 2  Summary of Significant Accounting Polices

h. Property, Plant and Equipment

7. We note the information you presented in the property, plant and equipment section of your Business section indicates that certain of your production facilities are significantly underutilized. Clarify in this note or Note 32 - Differences Between Chilean and United States Generally Accepted Accounting Principles whether this underutilization would be a triggering event under SFAS 144, which would require you to assess these long-lived assets for impairment.

Response:

During the year ended December 31, 2004, the Company performed the required tests of impairment of productions facilities as follows:

Production Facility	Principal Use/Products	2004 Average Capacity Utilization	Triggering Impairment test
Wire & Cable
San Miguel, Santiago, Chile	Copper cable	66%	No
Rio de Janeiro, Brazil(1)	Copper cable	32%	Yes
Sao Paulo, Brazil	Copper cable	83%	Yes
Lima, Peru	Copper / aluminum cable	78%	No
Lima, Peru	Copper sulfates	49%	No
Llavallol, B.A., Argentina	Copper / aluminum cable	17%	Yes
Quilmes, B.A., Argentina	Copper / aluminum cable	5%	Yes

Brass Mills
San Miguel, Santiago, Chile	Pipes, bars and sheets	83%	No
Lo Espejo, Santiago, Chile	Foundry	70%	No
Quilpue, Chile(1)	Coin blanks and sheets	29%	Yes
Llavallol, B.A., Argentina (1)	Copper sheets	0%	Yes
Llavallol, B.A., Argentina	Foundry	5%	Yes
Barracas, B.A., Argentina	Copper pipes	21%	Yes
San Luis, Argentina (1)	Foundry, brass products	0%	Yes

Flexible Packaging
Santiago, Chile (2 plants)	Flexible packaging	79%	No
San Luis, Argentina	Flexible packaging	80%	No

Aluminum Profiles
Santiago, Chile	Aluminum profiles	66%	No

(1) During the year ended December 31, 2004, the Company recorded impairment losses related to these production facilities. In all other cases, where testing was performed the estimated undiscounted future cash flows for the production facilities exceeded the reported value and therefore the Company did not recognize an impairment.

Utilization rates below full capacity may be indicators of a triggering event, however, such rates are not the only factor in determining the need for impairment testing. Other factors include, but are not limited to, the Company's budgeted utilization rates, product pricing trends, technological changes and changes in raw materials and other significant variable costs.

The Company's disclosure in Note 2 h) in its future Form 20-Fs will be revised in accordance with the Staff's comment. If the requested disclosure would have been presented in the Company's 20-F report for the year 2004, it would have included the following additional paragraph at the end of the current disclosure:

The Company evaluates the carrying amount of its property, plant and equipment, in relation to the operating performance and future undiscounted cash flows of the underlying assets. An impairment loss is recognized in the event that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows expected from its use and its eventual disposition. The Company has temporarily inactive or underutilized production facilities which are tested for impairment when the Company's management believes such underutilization constitutes a triggering event.

In addition, the Company would also have added the following to the current disclosure included in Note 10 to the consolidated financial statements "Property, Plant and Equipment":

During the years ended December 31, 2002, 2003 and 2004, the Company recorded impairment losses related to its property, plant and equipment, amounting to ThCh$ 6,592,495, ThCh$2,226,535 and ThCh$456,236, respectively.

j. Securities Purchased under Agreement to Resell

8. Please revise your disclosure to clarify the meaning of "collocation value."

Response:

The Company's disclosure will be revised in accordance with the Commission's comment. If the requested disclosure would have been presented in the Company's 20-F report for the year 2004, it would have been as follows:

j. Securities Purchased under Agreement to Resell

Securities purchased under agreements to resell are valued at cost plus accrued interest and indexation at year-end. This investment is recorded in Other current assets.

r. Revenue Recognition

9. You state in the Business section that you sometimes customize products for your customers. Tell us how your revenue recognition policy as it relates to the sale of customized products is in accordance with SAB Topic 13:A for U.S. GAAP purposes. Specifically address whether there are customer acceptance provisions with regard to these sales.

Response:

In general, all of the Company's products are standardized, however, from time to time, the Company also provides customized special order products. Except for the specific case described below, the Company recognizes revenue on all sales as disclosed in Note 2(r) to its consolidated financial statements: "when goods are delivered to customers or the services are rendered" and all other revenue recognition conditions are satisfied. Although not necessary for revenue recognition, formal written acceptance is received upon delivery of both standard and customized products and the Company's historical experience of returned products from all segments has been negligible.

Wire and Cable

The Company produces and sells in Chile, Argentina, Peru and Brazil various wire and cable products designed to meet client needs in the telecommunications, energy, mining, construction and manufacturing industries with standard products or customized products. Wire and Cable products have certain generalized differentiating characteristics, such as single strand (wire) or multiple, twisted strands (cable), bare or insulated, type of material used for insulation, and magnetic or non-magnetic.

The Company's production and sales process for products in this segment includes several technical, economic, timing and control assessments that are formally approved by the customer prior to mass production. Once products have been produced and delivered to the customer, the process of acceptance of those products involves the signing of legal documentation such as an invoice or shipping document ("guia de despacho") whereby the customer formalizes the acceptance and reception of the products.

In general, the Company has not had issues in the past with returns of products for non-compliance with specific customer requirements within this segment. Credit notes for returns of customized products for this segment during the year 2004 were less than 0.5% of total segment sales for the year.

In this segment, during the year ended December 31, 2004 the Company also entered into a specific transaction whereby one customer agreed to purchase customized products from it, but the Company retained physical possession until the customer requested shipment to designated locations ("bill-and-hold transactions"). Where revenue has been recognized with respect to bill-and-hold transactions, the underlying facts support revenue recognition at the time the transaction is recorded, and has analyzed the transaction to ensure that revenue was recognized in the proper period and that all of the following seven conditions for these transactions to be recorded as a sale have been met: (a) the risks of ownership must have passed to the Company's customer (the "buyer"); (b) the buyer has made a written commitment to purchase the goods; (c) the buyer has requested that the transaction be on a bill-and-hold basis, based on a substantial business purpose, that is, to facilitate the delivery of cable to the buyer's contractors; (d) a fixed schedule for delivery of the goods exists, consistent with the buyer's business practices (e.g., storage periods are customary for the telecommunications industry); (e) the Company has not retained any specific performance obligations such that the earnings process is not complete; (f) the ordered goods have been physically segregated from the Company's inventory and are not be subject to being used to fill other orders; and (g) the goods are complete and ready for shipment. Bill-and-hold sales for the year ended December 31, 2004 amounted to ThCh$1,180,117, which represented approximately 0.7% of total segment sales. The Company did not disclose this transaction as it believes the amounts involved to be immaterial to the financial statements taken as a whole as of and for the year ended December 31, 2004.

Brass Mills

The Company's Brass Mills segment manufactures a variety of products used by other industrial companies and the construction sector. These products include pipes, bars, busbars and sheets made of copper, copper alloy, brass, aluminum and aluminum alloy. The Company also manufactures coin blanks and minted coins, which are produced principally from alloys comprised of copper, nickel, aluminum and zinc. While the Company's Brass Mills facilities are located in Chile and Argentina, a significant portion of revenues are generated from export sales. Exports for the pipes, bars and sheets, or "PBS" division of the Brass Mills may include sales to customers in country other than Chile or Argentina. Exports for the Coins division of the Brass Mills unit may include sales to customers in any country other than Chile.

Similar to that of other product lines, the production and sale of coins are customized to the technical specifications and requirements of the buyer and formal acceptance is obtained prior to recognizing revenue. Revenue recognition and acceptance provisions are similar to that described in the Wire and Cable segment.

For the year ended December 31, 2004 sales related to coins represented less than 9.0% of total sales of this segment, with no returns related to the period. As of December 31, 2004 the Company had completed production, delivery to the final customer had occurred and client acceptance had been received on all contracts for the production of coins and blanks produced to fulfill specific contract requirements.

The production and sales process for pipes, bars, busbars and sheets made of copper, copper alloy, brass, aluminum and aluminum alloy products includes several technical, economic, timing and control assessments that are formally approved by the customer prior to mass production. Once products have been produced and delivered to the customer, the process of acceptance of those products involves the signing of legal documentation such as an invoice or delivery report whereby the customer formalizes the approval of reception of the products.

Flexible Packaging

The Company's Flexible Packaging segment manufactures flexible packaging for use in the packaging of large scale consumer products, as well as aluminum foil and plastic wrap, for both commercial and home use. The Company has flexible packaging operations in Chile and Argentina. In Peru, the Company's subsidiary Alusa also has a 25% interest in two Peruvian operations, Peruplast and Tech Pak, although these investments are not included in the segment data reviewed by the chief operating decision maker. Revenue recognition and acceptance provisions are similar to that described in the Wire and Cable segment.

Similar to that of other product lines, the production and sale of flexible packaging are customized to the technical specifications and branding and design requirements of the buyer and formal acceptance obtained prior to recognizing revenue. In general the Company has not had significant returns of products for non-compliance with specific customer requirements within this segment and returns for the previous three years represented 1.14% 1.03, 1.20%, respectively, of total sales of the segment.

Aluminum profiles

The Company's aluminum profile segment manufactures aluminum profiles for use mainly in residential and nonresidential construction (windows and doors, curtain walls) and diverse industrial applications.

The production and sales process for these products includes several technical, economic, timing and control assessments that are formally approved by the customer prior to mass production. Once products have been produced and delivered to the customer, the process of acceptance of those products involves the signing of legal documentation such as an invoice or delivery report whereby the customer formalizes the approval of reception of the products. In general the Company has not had issues in the past with returns of products for non-compliance with specific customer requirements within this segment. The Company does not record any provision for returned products based on its low historical product return rates (measured as % of returned product sales over total sales), estimated at less than 0.1% of annual sales for Aluminum Profiles products.

Note 8(b) - Inventories - Changes in the Allowance for Obsolescence

10. We note that you have credited ThCh$446,136 and ThCh$831,471 to expenses related to your inventory allowance for obsolescence. Under U.S. GAAP, a reduction in the carrying amount of an inventory item from cost to net realizable value is viewed as creating a new "cost basis" for the item. As a result, the write-down can be recovered only through sale or disposition of the item and cannot be restored should the market value recover prior to sale or disposition. See footnote 2 to paragraph 4 of Chapter 4 of ARB 43. Please address this apparent U.S. GAAP difference in Note 32 - Differences Between Chilean and United States Generally Accepted Accounting Principles.

Response:

The Company's allowance for inventory obsolescence is recorded based on an analysis which includes accounting for slow moving inventory. The referenced amounts of ThCh$446,136 and ThCh$831,471 relate to the net reversal of the allowance for obsolescence credited to income. These amounts include ThCh$830,395 and ThCh$1,182,794 related to the sale of these slow moving inventories for which allowances were previously recorded, with the remaining charge related to the Company's estimate of the additional allowances for obsolescence related to other inventory items.

In future filings, the Company intends to present such amounts on a gross basis and to provide a supplemental footnote to Note 8(b) to its consolidated financial statements as follows:

b) Changes in the allowance for obsolescence for the years ended December 31, 2003 and 2004 are as follows:

	As of December 31,
	2003	2004
	ThCh$	ThCh$

Balance at beginning of year	4,440,182	3,899,390
Price-level restatements	(43,973)	(95,107)
Effect of devaluation of foreign currencies	(39,558)	(2,581)
Reclassification	413,031	-
Charged to expenses	384,259	351,323
Credit to expenses (1)	(830,395)	(1,182,794)
Write-offs	(424,156)	(51,148)
Balance at end of year	3,899,390	2,919,083

  Corresponds to the reversal of allowance for obsolescence previously recorded for slow moving inventories that have been sold. Such reversal is recognized as an adjustment to cost of item sold.

Note 15 - Accrued and Other Liabilities

11. In endnote 1 to this note you refer to Note 2(o) in reference to your provision for pending lawsuits and unpaid settlements with employees. Note 2(o) does not appear to address these lawsuits. We note your statement in Note 22 that you consider it unlikely that pending lawsuits will significantly affect your results of operations, financial position or cash flows. Please tell us more regarding the nature of these suits, including whether you believe that additional losses, beyond those already accrued, are reasonably possible. If so, please revise your discussion in this note or Note 32 - Differences Between Chilean and United Stales Generally Accepted Accounting Principles to include the disclosures required by paragraph 10 of SFAS 5 and SAB Topic 5:Y.

Response:

The Company is in agreement with your comments related with the reference to Note 2(o), which do not address the lawsuits referred to in Note 15, and will eliminate the reference in future filings.

As stated in Note 22 to the Company's consolidated financial statements, the nature of the lawsuits in which the Company is involved relates to the ordinary course of business, and are incidental to and typical of the businesses in which the Company is engaged. In the opinion of the Company's management and its legal counsel, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the consolidated financial condition of the Company.

Of the ThCh$ 3,122,267 currently disclosed in Note 15 to the Company's consolidated financial statements, ThCh$ 850,971 relates to various ongoing labor lawsuits in Argentina, Brazil, Chile and Peru, while the remaining ThCh$ 2,271,296 (ThCh$1,518,222 classified as short-term) relates to unpaid amounts awarded by the Chilean courts to certain former employees and current unionized employees for differences in legal payroll benefit calculations.

The Company believes that the reserve for pending lawsuits is adequate to meet all of its exposure for the matters described above. However, in view of the large number of these matters, the uncertainties of the timing and outcome of this type of litigation, it is possible that the ultimate costs of these matters may exceed or be below the reserve. The Company will continue to defend itself vigorously in these cases, and seek to resolve them in the manner management believes is in the best interests of the Company.

Note 32 - Differences Between Chilean and United States Generally Accepted Accounting Principles

l. Differences in Measurements Methods

e. Employee Severance Indemnities

12. Clarify the nature of the shutdown method for accruing employee severance costs.

Response:

Consistent with the accounting policies of the Company's parent company, under US GAAP the Company has accounted for employee severance costs as a termination indemnity in accordance with EITF Issue 88-1, which allows for recording the obligation related to the vested benefit obligation that would be payable at the balance sheet date.

In future filings, the Company intends to disclose this accounting policy under US GAAP as follows:

The amount recognized under US GAAP corresponds to the amount that would be paid if all employees expected to receive benefits in the future were terminated as of the balance sheet date, mainly due to the uncertainty of the timing of the payments and the future wage rates on which they are based.

m. Stock Option Plan

13. Clarify where your net loss attributable to common shareholders, as reported, and your net loss per share, as reported, information is derived. In this regard, these amounts do not appear to agree to your historical financial statements.

Response:

The net loss attributable to common shareholders as disclosed in Note 32(m) for ThCh$20,152,182 is consistent with the amount included in "Net (loss) Income in accordance with US GAAP", as presented in Note 32(p) Summary of Income Statement and Shareholder's Equity Differences. Similar disclosures are not required under Chilean GAAP. The Company notes, however, that caption "Pro-forma loss per share" and the caption "As reported" were erroneously inverted. In future filings the related disclosure will be revised as follows:

Proforma net loss for the years ended December 31, 2003
ThCh$

Net loss attributable to common shareholders, as reported	(20,152,182)
Add: Stock based employee compensation expense included in reported net loss, net of tax related effects	-
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(3,913,767)
Pro-forma net loss	(24,065,949)
Pro-forma loss per share, as reported	(7.05)
Pro-forma loss per share	(8.43)

p. Summary of Income Statement and Shareholders' Equity Differences

14. We note you have adjusted for the reversal of the asset revaluation, discussed in section l(b) of this note, and the related accumulated depreciation in a single reconciling line item. Please note that such adjustments should be presented on a gross basis with separate disclosure of the amounts of accumulated depreciation.

Response:

The Company has revised the table to include the information requested. In future filings, the Company will disclose the requested additional information. If the additional information would have been presented in the Company's 20-F report for the year 2004, it would have been as follows:

  Summary of Income Statement and Shareholder's Equity differences, continued

The following is a reconciliation of consolidated Shareholder's Equity differences under Chilean GAAP to the corresponding amounts under US GAAP:

	As of December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Shareholder's Equity in accordance with Chilean GAAP	102,704,733	151,258,244	158,512,538
Reversal of revaluation of property, plant and equipment (par. 1b)	(5,468,478)	(5,468,478)	(5,468,478)
Reversal accumulated depreciation of revaluation of property, plant and equipment (par. 1b)	2,666,228	2,647,774	2,765,004
Deferred income taxes (par. 1c)	(4,982,172)	(5,499,610)	(4,912,149)
Amortization of goodwill (par. 1d)	2,860,965	4,694,102	5,730,034
Employee severance indemnities (par. 1f)	(2,336,028)	(3,402,452)	(3,760,762)
Revenue recognition (par. 1g)	(748,062)	-	-
Provision for restructuring costs (par. 1h)	940,545	433,888	-
Derivative instruments (par. 1i)	(163,545)	-	-
Reversal of impairment loss (par. 1k)	(6,928,047)	(6,172,671)	(3,770,666)
Allowance for recoverable taxes (par. 1l)	-	1,557,379	-
Impairment of goodwill Ficap (par.1d)	-	(6,086,450)	(5,574,001)
Minority interest (par.1n)	-	-	396,340

Shareholder's Equity in accordance with US GAAP	88,546,139	134,096,730	143,917,859

Exhibit 99 - Certifications

15. Please revise your certification to be in the exact form specified in the instructions to Form 20-F. In this regard, please note that paragraph 6 is no longer required.

Response:

Attached as Exhibit A, please find forms of a revised Section 302 Certifications which are in the exact form specified in the instruction to the Form 20-F.

* * *

Should you have any questions about the responses in this letter, please feel free to contact the undersigned at (650) 739-7034.

Sincerely yours,

/s/ Paul E. Denaro

Paul E. Denaro

cc: Scott Watkinson, SEC Staff Accountant

Jeanne Baker, SEC Assistant Chief Accountant

Ricardo Bartel, CFO Madeco S.A.

Sergio Dussaillant, Investor Relations Madeco S.A.

Tai Danmola, Ernst & Young LLP

Charles A. Bunce, Ernst & Young Ltda.

EXHIBIT A-1

Section 302 Officer Certification

I, , certify that:

1. I have reviewed this annual report on Form 20-F of Madeco;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a- 15(e) and 15d-15(e)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure control and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Chief Executive Officer

Date:

EXHIBIT A-2

Section 302 Officer Certification

I, , certify that:

1. I have reviewed this annual report on Form 20-F of Madeco;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure control and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of company's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

_____________________

Chief Financial Officer

Date:

September 2, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Rufus Decker

Accounting Branch Chief

Re: Madeco S.A.

Form 20-F for the Year Ended December 31, 2004

File No.1-11870

Dear Mr. Decker:

In connection with responding to the comment letter dated August 8, 2005 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission") related to the Madeco S.A.'s (the "Company") Form 20-F for the year ended December 31, 2004 (the "Form 20-F") the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its Securities Exchange Act filings (the "Filings");
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Ricardo Bartel

Ricardo Bartel

Chief Financial Officer

MADECO S.A.